Exhibit 99.1

Sapiens Reports Second Quarter 2020 Financial Results

Holon, Israel, August 4, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the second quarter ended June 30, 2020.

Summary Results for Second Quarter 2020 (USD in millions, except per share data)

	GAAP			Non-GAAP
	June 30, 2020	June 30, 2019	% Change	June 30, 2020	June 30, 2019	% Change
Revenue	$93.1	$79.5	17.0%	$93.1	$79.5	17.0%
Gross Profit	$38.3	$31.5	21.6%	$41.9	$34.8	20.4%
Gross Margin	41.1%	39.6%	150 bps	45.0%	43.8%	120 bps
Operating Income	$12.4	$9.5	31.2%	$16.8	$12.6	33.4%
Operating Margin	13.3%	11.9%	140 bps	18.0%	15.8%	220 bps
Net Income (*)	$9.3	$6.8	35.9%	$13.3	$9.5	39.8%
Diluted EPS	$0.18	$0.14	28.6%	$0.26	$0.19	36.8%

(*) Attributable to Sapiens’ shareholders.

“Our second quarter growth was driven by North America and Europe and reached a rate of 17.0%. Non-GAAP Operating income grew 33.4%, lifting operating margin by 220 basis points to a record 18.0%, primarily due to cost saving steps we implemented as COVID-19 appeared,” said Roni Al-Dor, Sapiens president and CEO.

“Our outlook for 2020 has improved despite COVID-19. We continue to sign new business and increase our revenue from existing customers with upselling opportunities. “In addition the recent Delphi acquisition enhances our position as a leading solutions provider in the MPL market in North America As such, we are raising our 2020 revenue guidance range,” concluded Roni Al-Dor. “Our revised 2020 revenue range is now $376 million to $381 million, as compared to our prior range of $368 million to $377 million. The Delphi business acquisition which we completed at the end of July is currently in loss position, partially offsetting our operational improvement in 2020. That being said we are increasing our guidance to 16.5% to 16.9% from prior range of 16.0% to 16.5%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on August 4, 2020 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-9141

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until August 13, 2020, as follows:

North America: +1-877-456-0009; International: +972-3-9255901

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

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Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

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The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back payments related to investment in the new campus in India, cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statements

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Brett Mass

Managing Partner

Hayden IR

Phone: +1 646-536-7331

Email: Brett.Masss@HaydenIR.com

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	93,063	79,529	183,597	156,316
Cost of revenue	54,804	48,075	109,074	95,055

Gross profit	38,259	31,454	74,523	61,261

Operating expenses:
Research and development, net	9,328	8,923	19,854	17,700
Selling, marketing, general and administrative	16,528	13,077	31,988	26,030
Total operating expenses	25,856	22,000	51,842	43,730

Operating income	12,403	9,454	22,681	17,531

Financial and other expenses, net	63	434	1,550	1,488
Taxes on income	3,010	2,154	4,911	4,001

Net income	9,330	6,866	16,220	12,042

Attributable to non-controlling interest	33	26	103	47

Net income attributable to Sapiens' shareholders	9,297	6,840	16,117	11,995

Basic earnings per share	0.19	0.14	0.32	0.24

Diluted earnings per share	0.18	0.14	0.32	0.24

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,297	50,002	50,236	49,994

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,173	50,530	51,128	50,430

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	93,063	79,529	183,597	156,316
Cost of revenue	51,163	44,735	101,906	88,418

Gross profit	41,900	34,794	81,691	67,898

Operating expenses:
Research and development, net	10,579	10,493	22,542	20,662
Selling, marketing, general and administrative	14,538	11,720	27,752	22,905
Total operating expenses	25,117	22,213	50,294	43,567

Operating income	16,783	12,581	31,397	24,331

Financial and other expenses, net	63	434	1,550	1,488
Taxes on income	3,347	2,580	5,992	4,865

Net income	13,373	9,567	23,855	17,978

Attributable to non-controlling interest	33	26	103	47

Net income attributable to Sapiens' shareholders	13,340	9,541	23,752	17,931

Basic earnings per share	0.27	0.19	0.47	0.36

Diluted earnings per share	0.26	0.19	0.46	0.36

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,297	50,002	50,236	49,994

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	51,173	50,530	51,128	50,430

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP gross profit	38,259	31,454	74,523	61,261

Amortization of capitalized software	1,531	1,390	3,027	2,731
Amortization of other intangible assets	2,110	1,950	4,141	3,906
Non-GAAP gross profit	41,900	34,794	81,691	67,898

GAAP operating income	12,403	9,454	22,681	17,531
Gross profit adjustments	3,641	3,340	7,168	6,637
Capitalization of software development	(1,251)	(1,570)	(2,688)	(2,962)
Amortization of other intangible assets	698	540	1,287	1,075
Stock-based compensation	764	288	1,386	741
Acquisition-related costs *)	528	529	1,563	1,309
Non-GAAP operating income	16,783	12,581	31,397	24,331

GAAP net income attributable to Sapiens' shareholders	9,297	6,840	16,117	11,995
Operating income adjustments	4,380	3,127	8,716	6,800
Taxes on income	(337)	(426)	(1,081)	(864)
Non-GAAP net income attributable to Sapiens' shareholders	13,340	9,541	23,752	17,931

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

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Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Revenues	93,063	90,534	86,715	82,643	79,529
Gross profit	41,900	39,791	38,402	36,712	34,794
Operating income	16,783	14,614	14,345	13,530	12,581
Net income to Sapiens’ shareholders	13,340	10,412	10,553	10,412	9,541
Adjusted EBITDA	17,854	15,724	15,271	14,523	13,358

Basic earnings per share	0.27	0.21	0.21	0.21	0.19
Diluted earnings per share	0.26	0.20	0.21	0.21	0.19

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

North America	46,610	44,567	41,787	44,413	39,216
Europe	41,030	40,232	37,504	30,273	33,881
Rest of the world	5,423	5,735	7,424	7,957	6,432

Total	93,063	90,534	86,715	82,643	79,529

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

Cash-flow from operating activities	14,761	5,759	21,429	18,671	15,507
Increase in capitalized software development costs	(1,251)	(1,437)	(1,162)	(1,541)	(1,570)
Capital expenditures	(393)	(552)	(2,456)	(973)	(1,079)
Capital expenditures related to new campus in India	-	-	-	(6,325)	-
Free cash-flow	13,117	3,770	17,811	9,832	12,858

Capital expenditures related to new campus in India	-	-	-	6,325	-
Cash payments attributed to acquisition-related costs(*) (**)	1,562	737	200	100	1,692

Adjusted free cash-flow	14,679	4,507	18,011	16,257	14,550

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

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Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2020	2019	2020	2019

GAAP operating profit	12,403	9,454	22,681	17,531

Non-GAAP adjustments:
Amortization of capitalized software	1,531	1,390	3,027	2,731
Amortization of other intangible assets	2,808	2,490	5,428	4,981
Capitalization of software development	(1,251)	(1,570)	(2,688)	(2,962)
Stock-based compensation	764	288	1,386	741
Compensation related to acquisition and acquisition-related costs	528	529	1,563	1,310

Non-GAAP operating profit	16,783	12,581	31,397	24,332

Depreciation	1,071	777	2,182	1,550

Adjusted EBITDA	17,854	13,358	33,579	25,882

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	127,978	66,295
Trade receivables, net and unbilled receivables	62,969	50,221
Investment in restricted deposit	-	22,890
Other receivables and prepaid expenses	9,041	7,817

Total current assets	199,988	147,223

LONG-TERM ASSETS
Property and equipment, net	16,486	16,601
Severance pay fund	5,839	5,106
Goodwill and intangible assets, net	248,733	228,691
Operating lease right-of-use assets	50,231	49,539
Other long-term assets	6,017	5,261

Total long-term assets	327,306	305,198

TOTAL ASSETS	527,294	452,421

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	5,738	5,107
Current maturities of Series B Debentures	19,796	9,898

Accrued expenses and other liabilities	64,443	60,574
Current maturities of operating lease liabilities	9,073	8,312
Deferred revenue	25,061	21,021
Total current liabilities	124,111	104,912

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	98,434	58,850
Deferred tax liabilities	7,235	5,082
Other long-term liabilities	8,312	8,321
Long-term operating lease liabilities	44,319	43,394
Accrued severance pay	7,367	6,364

Total long-term liabilities	165,667	122,011

REDEEMABLE NON-CONTROLLING INTEREST	458	-

EQUITY	237,058	225,498

TOTAL LIABILITIES AND EQUITY	527,294	452,421

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2020	2019
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	16,220	12,042
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,637	9,262
Accretion of discount on Series B Debentures	77	84
Capital gain from sale of property and equipment	-	(129)
Stock-based compensation related to options issued to employees	1,386	741

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(11,554)	712
Deferred tax assets, net	(1,146)	(1,435)
Other operating assets	3,286	(356)
Trade payables	(275)	190
Other operating liabilities	(2,187)	152
Deferred revenues	4,008	4,760
Accrued severance pay, net	68	34

Net cash provided by operating activities	20,520	26,057

Cash flows from investing activities:
Purchase of property and equipment	(945)	(1,720)
Investment in deposit	(379)	(1,119)
Proceeds from restricted deposit used for completed acquisition	22,890	-
Payments for business acquisitions, net of cash acquired	(22,483)	821
Capitalized software development costs	(2,688)	(2,962)

Net cash used in investing activities	(3,605)	(4,980)

Cash flows from financing activities:
Proceeds from employee stock options exercised	2,334	78
Distribution of dividend	(6,632)	-
Repayment of Series B Debenture	(9,898)	(9,898)
Issuance of Series B Debentures, net of issuance expenses of $863	60,155	-
Receipt of short-term loan	20,000	-
Repayment of loan	(20,000)	(4)
Payment of contingent considerations	(538)	(120)
Dividend to non-controlling interest	-	(66)

Net cash provided by (used in) financing activities	45,421	(10,010)

Effect of exchange rate changes on cash and cash equivalents	(652)	1,587

Increase in cash and cash equivalents	61,684	12,654
Cash and cash equivalents at the beginning of period	66,295	64,628

Cash and cash equivalents at the end of period	127,979	77,282

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Debentures Covenants

As of June 30, 2020, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding minority interest): above $120 million.

●	Actual shareholders’ equity equal to $237 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (3.4)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.1).

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